5701 E Hillsborough Ave

Suite 1417

Tampa, FL 33610

October 14, 2021

Via EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:	Franklin Wyman
Al Pavot
Tim Buchmiller
Joe McCann

Re:	Marpai, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed October 12, 2021 File No. 333-258029

Dear Messrs. Wyman, Pavot, Buchmiller, and McCann:

On behalf of Marpai, Inc. (the “Company”), we are hereby responding to the letter dated October 13, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1, filed on October 12, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company has filed herewith its Amendment No. 5 to the Registration Statement (the “Amendment”) with the Commission today. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment.

Amendment No. 4 to Registration Statement on Form S-l

Marpai Health, Inc, and Subsidiary

Consolidated Statements of Operations, page F-34

1.	Please explain your basis for not retroactively adjusting all share and per share amounts in the historical financial statements for Marpai Health Inc. and Subsidiary to reflect the the 4.555821-for-l forward split, consistent with your presentation on page 16. Refer us to the technical guidance upon which you relied.

Response: The Company acknowledges the Staff’s comment. The Company recognizes the guidance in ASC 505-10-S99-4, which indicates that changes in the capital structure of a reporting entity due to a stock split occurring after the date of the latest reported balance sheet but before the release of the financial statements (or the effective date of the registration statement, whichever is later) should be given retroactive effect in the balance sheet, and in such cases, appropriate disclosure should be made of the retrospective treatment and the date the change became effective within the latest financial statements available to be issued. The Company believes that the historical financial statements of Marpai Health Inc. and Subsidiary as of and for the year ended December 31, 2020 with an audit report date of March 18, 2021 included on page F-34 of the Company’s Form S-1 are not the latest financial statements available to be issued and should not be retroactively adjusted to reflect the 4.555821-for-1 forward split for the following reasons:

1.	The Company has adjusted all share and per share amounts in the latest historical financial statements for Marpai Inc. and Subsidiary as of and for the period ended June 30, 2021, which includes the historical financial statements of Marpai Health Inc. for the relevant periods, inclusive of the balance sheet as of December 31, 2020. As disclosed in Note 17 of the notes to the unaudited condensed consolidated financial statements for the six months ended June 30, 2021 included on page F-30 of the Company’s Form S-1, all share and per share data give retroactive effect to the forward stock split for all periods presented (inclusive of the balance sheet as of December 31, 2020).

2.	The consolidated financial statements of Marpai Health Inc. as of and for the year ended December 31, 2020 were issued prior to the announcement of the forward stock split. At the time of the issuance of these financial statements (with an auditors’ report date of March 18, 2021), management of Marpai Health Inc. (which is also the management of Marpai, inc.) was not aware that this stock split would occur. Accordingly, it was not possible to reflect the 4.555821-for-1 stock split in the consolidated financial statements and the guidance in ASC 505-10-S99-4 was not applicable at the time of the issuance of the December 31, 2020 consolidated financial statements. However, we believe the guidance in ASC 505-10-S99-4 was appropriately applied to the balance sheet as of December 31, 2020 upon issuance of the June 30, 2021 consolidated financial statements as noted in bullet No. 1 above, with the June 30, 2021 consolidated financial statements representing the latest reported financial statements of the Company.

www.marpaihealth.com

Exhibits, page II-6

2.	Please file acknowledgment letters for use of the UHY review report on the financial statements for Marpai Inc. and Subsidiaries for the six months ended June 30, 2021 and 2020 and use of the UHY review report on the financial statements for Continental Benefits LLC and Subsidiary for the three months ended March 31, 2021 and 2020. In addition, Exhibit 23.1, which includes the consent for use of the UHY audit report on the balance sheet of Marpai, Inc. at March 31, 2021, is no longer necessary.

Response: The Company acknowledges the Staff’s comment and has filed awareness letters as Exhibits 23.5 and 23.6 to the Amendment.

Legality Opinion, page II-9

3.	We note that the legality opinion filed as Exhibit 5.1 assumes that when the Board of Directors of the company has taken all necessary corporate action to authorize and approve the issuance of the Shares, the Shares will be validly issued, fully paid and nonassessable. Please file an opinion that does not assume appropriate corporate actions have been taken to authorize the issuance and sale of the common stock. For guidance, see Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has revised Exhibit 5.1 accordingly.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (646) 303-3483 or egonzalez@marpaihealth.com, or our legal counsel Angela Dowd at (212) 407-4097 or Jane Tam at (202) 524-8470. Thank you for your time and attention to this filing.

Sincerely,

/s/ Edmundo Gonzalez
Edmundo Gonzalez
Chief Executive Officer
Marpai, Inc.

cc:	Angela Dowd, Esq.

www.marpaihealth.com